SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                                  Realco, Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   756033106
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                                 (CUSIP Number)

                                 Eric O. Madson
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                               2800 LaSalle Plaza
                               800 LaSalle Avenue
                           Minneapolis, MN 55402-2015
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                  March 1, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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QUSIP NUMBER 756033106

     (1) Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Laurence S. Zipkin
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     (2)   Check the Appropriate Box if a Member of a Group    (a)      [  ]
                                                               (b)      [  ]
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     (3)  SEC Use Only
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     (4)  Source of Funds                                        OO, PF
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d)or 2(e) [ ]

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     (6)  Citizenship or Place of Organization
          United States
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Number  of    (7)  Sole Voting Power                  1,235,222 shares
Shares Bene-____________________________________________________________________
ficially      (8)  Shared Voting Power                N/A
Owned by _______________________________________________________________________
Each Report-  (9)  Sole Dispositive Power             1,235,222 shares
ing Person______________________________________________________________________
With          (10) Shared Dispositive Power           N/A
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     (11)  Aggregate Amount Beneficially Owned by Each  Reporting Person

               1,235,222 shares
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     (12)  Check  if  the Aggregate Amount in Row  (11)  Excludes Certain
           Shares                                                      [  ]
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     (13)  Percent of Class Represented by Amount in Row (11)          27.8%
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     (14)   Type of Reporting Person (See Instructions)                IN
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


ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Realco, Inc., a New Mexico corporation ("Realco"). Realco's principal executive offices are located at 1650 University Blvd, N.E., Suite 5-100, Albuquerque, New Mexico 87102.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Laurence S. Zipkin

     (b) 130 Cheshire Lane, Minneapolis, MN 55305

     (c) The Reporting Person is employed as a stock broker with Equity Securities Investments, Inc. ("Equity"), a Minnesota corporation. Equity's principal business address is 130 Cheshire Lane, Minneapolis, Minnesota 55305.

     (d) The Reporting Person has not been convicted in a criminal proceeding during the past five years.

     (e) During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 28, 2001, Realco and ESI Acquisition Sub ("Acquisition Sub"), a wholly owned subsidiary of Realco, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Equity. At that time, the Reporting Person was a shareholder of Equity. Pursuant to the Merger Agreement, on March 1, 2001 Acquisition Sub merged with and into Equity, with Equity surviving as a wholly owned subsidiary of Realco (the "Merger"). In exchange for the shares of Equity owned by the Reporting Person, Realco issued 338,524 newly created Series "D" Preferred Shares to the Reporting Person. Each Series "D" Preferred Share is entitled to one vote. Each Series "D" Preferred Share will be converted into three shares of Realco Common Stock if, but only if, the conversion is approved by Realco's shareholders. The conversion, if approved, will occur automatically on the thirtieth (30th) day following the date Realco's shareholders approve the conversion. The Reporting Person anticipates that a proposal to convert the Series "D" Preferred Shares into Common Stock will be submitted to Realco's shareholders within sixty (60) days from the date of this Schedule 13D. If such conversion is approved, the Reporting Person would receive 1,015,572 shares of Common Stock upon conversion of the Series "D" Preferred Shares held by him. The Series "D" Preferred Shares will not vote on the proposal to convert the Series "D" Preferred Shares to Common Stock.

     The Reporting Person also owns 124,650 shares of Realco Common Stock, which he acquired using personal funds. The Reporting Person also has a warrant to purchase 95,000 shares of common Stock of Realco, Which may be exercised within sixty (60) days from the date of this Schedule 13D. The Reporting Person acquired the warrant using Personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          (a) - (b) As described in Item 3, the purpose of the transaction was the acquisition of Equity by Realco. In exchange for his shares of Equity, the Reporting Person received from Realco 338,524 Series "D" Preferred Shares, which will be converted into 1,015,572 shares of Common Stock of Realco if, but only if, the Realco shareholders approve the conversion. The information described in
Item 3 is incorporated herein by reference.

          (c)           Not applicable.

          (d) Pursuant to the Merger Agreement, Realco has appointed two new members to its Board of Directors, one of whom is the Reporting Person. Also pursuant to the Merger Agreement, Realco has agreed to employ the Reporting Person as an Executive Officer.

          (e) - (f)     Not applicable.

          (g) In connection with the Merger, Realco created the Series "D" Preferred Shares.

          (h) - (i)     Not applicable.

          (j) Other than described above, the Reporting Person currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) The Reporting Person beneficially owns, and has the sole power to vote and dispose of, an aggregate of 1,235,222 shares of Common Stock, which constitutes approximately 27.8% of the issued and outstanding shares of Realco Common Stock. Of the 1,235,222 shares (i)95,000 shares are shares of Common Stock that may be acquired within sixty (60) days upon the exercise of a warrant and (ii) 1,015,572 shares are of Common Stock that are issuable upon conversion of the Series "D" Preferred Shares if Realco's shareholders approve the conversion. The Reporting Person anticipates that a proposal to convert the Series "D" Preferred Shares into Common Stock will be submitted to Realco's shareholders within sixty (60) days of the date of this Schedule 13D.

          (c) Except as described above, the Reporting Person has not effected any transaction in Realco Common Stock during the past 60 days.

          (d) - (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
          WITH RESPECT TO THE SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Realco, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following document is filed as an exhibit to this Schedule 13D:

     1) Agreement and Plan of Merger dated February 28, 2001, by and among Equity Securities Investments, Inc., a Minnesota corporation, Realco, Inc., a New Mexico corporation, and ESI Acquisition Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Realco, Inc.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 9, 2001                        /s/ Laurence S. Zipkin
                                        ----------------------------------------
                                           (Signature)